OFI Global Asset Management, Inc.
225 Liberty Street,
New York, New York 10281-1008

January 29, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

Oppenheimer SteelPath MLP Funds Trust:

- Oppenheimer SteelPath MLP Alpha Fund (the “Alpha Fund”)

- Oppenheimer SteelPath MLP Alpha Plus Fund (the “Alpha Plus Fund”)

- Oppenheimer SteelPath MLP Income Fund (the “Income Fund”)

- Oppenheimer SteelPath MLP Select 40 Fund (the “Select 40 Fund”)
Post-Effective Amendment No. 25 under the Securities Act
and Amendment No. 28 under the Investment Company Act

File Nos. 333-163614; 811-22363

To the Securities and Exchange Commission:

An electronic (EDGAR) filing is transmitted herewith pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), on behalf of the Alpha Fund, the Alpha Plus Fund, the Income Fund, and the Select 40 Fund (each, a “Fund” and together, the “Funds”), each a series of Oppenheimer SteelPath MLP Funds Trust (the “Registrant”). This filing constitutes Post-Effective Amendment No. 25 under the Securities Act and Amendment No. 28 under the Investment Company Act (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

This filing is being made pursuant to Rule 485(a) under the Securities Act to broaden the permitted investments under the Funds’ 80% test by changing the references in each Fund’s Principal Investment Strategies from “master limited partnerships (MLPs)” to “MLP investments” for all Funds, and to remove the holdings range of a “concentrated portfolio of approximately 25 to 35 MLPs” in the disclosure for the Alpha Fund. These changes were discussed in a supplement dated September 28, 2017, which became effective November 27, 2017, to each Fund’s Summary Prospectus and Prospectus. In addition, the Alpha Fund and the Alpha Plus Fund have added disclosure to state that, at times, each Fund may hold fewer than 20 MLP investments.

We note that in other regards (including in the Statement of Additional Information), the disclosure contained in the Amendment is substantially similar to that contained in the Registrant’s Registration Statement filed March 28, 2017 under Rule 485(b). The Amendment has been tagged to indicate changes since the March 28, 2017 filing.

We anticipate that an amendment to the Registration Statement will be filed on or about March 28, 2018, including (i) incorporating by reference the audited financial statements of the Fund for the fiscal year ended November 30, 2017; (ii) responses to any comments of the Securities and Exchange Commission Staff on this filing; (iii) updated performance and expense information; and (iv) other, non-material changes. The Amendment and the subsequent filing should become effective on March 30, 2018, as indicated on the facing page of this Amendment.

The Securities and Exchange Commission Staff is requested to address any comments or questions you may have on this filing to:

Amy Shapiro, Esq.
Vice President & Associate General Counsel
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5922
ashapiro@ofiglobal.com

Sincerely,
/s/ Amy Shapiro
Amy Shapiro Vice President & Associate General Counsel

cc:	Valerie Lithotomos, Esq. Ropes & Gray LLP KPMG LLP Gloria LaFond Taylor V. Edwards, Esq.